Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited in thousands of Canadian dollars)

	Notes	As at Sept. 30, 2015	As at March 31, 2015
ASSETS
Non-current assets
Property, plant and equipment		$23,856	$23,815
Intangible assets		354,352	348,511
Contract initiation costs		4,847	20,440
Other non-current financial assets	6	4,365	1,091
Investments		9,797	9,627
Deferred tax asset		19,615	26,625
		416,832	430,109
Current assets
Gas delivered in excess of consumption		17,488	1,064
Gas in storage		20,969	5,167
Trade and other receivables		395,637	459,427
Accrued gas receivables		2,893	45,992
Unbilled revenues		255,421	219,630
Prepaid expenses and deposits		43,007	22,875
Other current financial assets	6	6,291	4,834
Corporate tax recoverable		13,692	13,067
Restricted cash		20,955	17,462
Cash and cash equivalents		88,624	78,814
		864,977	868,332
TOTAL ASSETS		$1,281,809	$1,298,441

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,830,704)	$(1,828,495)
Accumulated other comprehensive income	7	44,242	56,393
Shareholders' capital	8	1,066,588	1,063,423
Equity component of convertible debentures		25,795	25,795
Contributed surplus		43,657	44,062
TOTAL DEFICIT		(650,422)	(638,822)

Non-current liabilities
Long-term debt	9	685,451	676,480
Provisions		4,730	4,307
Deferred lease inducements		1,551	604
Other non-current financial liabilities	6	325,087	299,320
Deferred tax liability		2,477	1,251
		1,019,296	981,962
Current liabilities
Trade and other payables		505,599	510,470
Accrued gas payable		495	28,944
Deferred revenue		23,915	1,573
Income taxes payable		11,579	13,152
Current portion of long-term debt	9	-	23
Provisions		13,603	14,899
Other current financial liabilities	6	357,744	386,240
		912,935	955,301
TOTAL LIABILITIES		1,932,231	1,937,263
TOTAL DEFICIT AND LIABILITIES		$1,281,809	$1,298,441
Commitments and Guarantees (Note 15)
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2015	2014	2015	2014
CONTINUING OPERATIONS
Sales	12	$1,087,256	$918,260	$2,020,271	$1,739,309
Cost of sales		920,101	785,745	1,702,209	1,483,404
GROSS MARGIN		167,155	132,515	318,062	255,905
EXPENSES
Administrative expenses		40,294	38,246	77,892	71,262
Selling and marketing expenses		65,248	53,088	128,029	108,295
Other operating expenses	11(a)	24,718	27,404	49,442	52,370
		130,260	118,738	255,363	231,927
Operating profit before the following		36,895	13,777	62,699	23,978
Finance costs	9	(17,641)	(18,700)	(34,497)	(37,471)
Change in fair value of derivative instruments	6	(116,786)	(96,733)	27,714	(128,351)
Other income (loss)		76	(1,579)	(1,854)	(1,432)
Profit (loss) before income taxes		(97,456)	(103,235)	54,062	(143,276)
Provision for (recovery of) income taxes	10	(9,198)	(8,980)	12,649	(3,278)
PROFIT (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS		$(88,258)	$(94,255)	$41,413	$(139,998)

DISCONTINUED OPERATIONS
Loss for the period from discontinued operations	5	-	(40,901)	-	(34,072)

PROFIT (LOSS) FOR THE PERIOD		$(88,258)	$(135,156)	$41,413	$(174,070)

Attributable to:
Shareholders of Just Energy		$(91,721)	$(134,836)	$35,191	$(172,405)
Non-controlling interest		3,463	(320)	6,222	(1,665)
PROFIT (LOSS) FOR THE PERIOD		$(88,258)	$(135,156)	$41,413	$(174,070)

Earnings (loss) per share from continuing operations available to shareholders	13
Basic		$(0.62)	$(0.67)	$0.24	$(0.98)
Diluted		$(0.62)	$(0.67)	$0.23	$(0.98)
Loss per share from discontinued operations
Basic		$-	$(0.26)	$-	$(0.21)
Diluted		$-	$(0.26)	$-	$(0.21)

Earnings (loss) per share available to shareholders
Basic		$(0.62)	$(0.93)	$0.24	$(1.19)
Diluted		$(0.62)	$(0.93)	$0.23	$(1.19)
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2015	2014	2015	2014
Profit (loss) for the period		$(88,258)	$(135,156)	$41,413	$(174,070)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:	7

Unrealized gain (loss) on translation of foreign operations from continuing operations		(13,184)	6,219	(12,151)	(1,762)
Unrealized gain on translation of foreign operations from discontinued operations		-	3,464	-	888

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		(13,184)	9,683	(12,151)	(874)

Total comprehensive income (loss) for the period		$(101,441)	$(125,473)	$29,262	$(174,944)

Total comprehensive income (loss) attributable to:

Shareholders of Just Energy		$(104,904)	$(125,153)	$23,040	$(173,279)

Non-controlling interest		3,463	(320)	6,222	(1,665)

Total comprehensive income (loss) for the period		$(101,441)	$(125,473)	$29,262	$(174,944)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMBER 30
(unaudited in thousands of Canadian dollars)

	Notes	2015	2014
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings (deficit), beginning of period		$(230,567)	$216,218
Profit (loss) for the period, attributable to shareholders		35,191	(172,405)
Accumulated earnings (deficit), end of period		(195,376)	43,813

DIVIDENDS
Dividends, beginning of period		(1,597,928)	(1,511,205)
Dividends	14	(37,400)	(49,555)
Dividends, end of period		(1,635,328)	(1,560,760)
DEFICIT		$(1,830,704)	$(1,516,947)

ACCUMULATED OTHER COMPREHENSIVE INCOME	7
Accumulated other comprehensive income, beginning of period		$56,393	$71,997
Other comprehensive loss		(12,151)	(874)
Accumulated other comprehensive income, end of period		$44,242	$71,123

SHAREHOLDERS' CAPITAL	8
Shareholders' capital, beginning of period		$1,063,423	$1,033,557
Share-based compensation awards exercised		3,165	14,034
Dividend reinvestment plan		-	2,316
Shareholders' capital, end of period		$1,066,588	$1,049,907

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$25,795
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$44,062	$65,569
Add: Share-based compensation awards	11(a)	2,722	4,275
Non-cash deferred share grant distributions		38	41
Less: Share-based compensation awards exercised		(3,165)	(14,034)
Balance, end of period		$43,657	$55,851

NON-CONTROLLING INTEREST
Balance, beginning of period		$-	$6,427
Foreign exchange impact on non-controlling interest		-	86
Distributions to non-controlling shareholders		(6,222)	(2,171)
Profit (loss) attributable to non-controlling interest		6,222	(1,665)
Balance, end of period		$-	$2,677
TOTAL DEFICIT		$(650,422)	$(311,594)
See accompanying notes to the interim condensed consolidated financial statements

    JUST ENERGY GROUP INC.
           INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
Net inflow of cash related to the following activities	Notes	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
OPERATING
Income (loss) before income taxes		$(97,456)	$(103,235)	$54,062	$(143,276)
Items not affecting cash
Amortization of intangible assets
and related supply contracts		3,826	9,731	8,733	19,228
Amortization of contract initiation costs		5,431	8,410	15,548	15,645
Amortization of property, plant and equipment		919	928	1,756	1,821
Amortization included in cost of sales		625	258	1,178	512
Share-based compensation	11(a)	1,376	2,727	2,722	4,275
Financing charges, non-cash portion		3,865	3,789	7,360	7,496
Other		(90)	(52)	(171)	(112)
Change in fair value of derivative instruments		116,786	96,733	(27,714)	128,351
Cash inflow from operating activities of discontinued operations		-	11,879	-	13,360
		132,738	134,403	9,412	190,576
Adjustment required to reflect net cash receipts from gas sales		11,848	13,635	20,231	19,164
Net change in non-cash working capital balances		(31,365)	(19,973)	(7,250)	(50,424)
		15,765	24,830	76,455	16,040
Income taxes paid		(347)	(644)	(6,764)	(2,114)
Cash inflow from operating activities		15,418	24,186	69,691	13,926

INVESTING
Purchase of property, plant and equipment		(1,594)	(500)	(2,641)	(2,251)
Purchase of intangible assets		(3,339)	(2,586)	(5,579)	(3,095)
Contract initiation costs		-	(7,956)	-	(15,466)
Cash outflow from investing activities of discontinued operations		-	(10,329)	-	(9,667)
Cash outflow from investing activities		(4,933)	(21,371)	(8,220)	(30,479)

FINANCING
Dividends paid		(18,685)	(17,618)	(37,362)	(47,198)
Issuance of long-term debt		-	88,607	-	215,777
Repayment of long-term debt		(3,257)	(64,500)	(4,458)	(124,500)
Restricted cash		(3,426)	-	(3,426)	-
Debt issuance costs		(3,518)	-	(3,518)	(370)
Distributions to minority shareholder		(3,463)	(2,307)	(6,222)	(2,171)
Cash outflow from financing activities of discontinued operations		-	(2,395)	-	(13,621)
Cash inflow (outflow) from financing activities		(32,349)	1,787	(54,986)	27,917
Effect of foreign currency translation on cash balances		5,400	114	3,325	(9)
Net cash inflow (outflow)		(16,464)	4,716	9,810	11,355
Cash and cash equivalents reclassified to assets held for sale		-	-	-	(1,935)
Cash and cash equivalents, beginning of period		105,088	25,105	78,814	20,401
Cash and cash equivalents, end of period		$88,624	$29,821	$88,624	$29,821

Supplemental cash flow information:
Interest paid		$13,867	$26,318	$30,329	$29,764
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.       ORGANIZATION

Just Energy Group Inc. ("JEGI", "Just Energy" or the "Company") is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on November 12, 2015.

2.	OPERATIONS

Just Energy's business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy, Tara Energy, Green Star Energy, JE Solar and TerraPass. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.
In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.  Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.
Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, "Just Ventures"), a joint venture in which Just Energy holds a 50% equity interest. Just Energy has also entered into a partnership to act as an originator of residential solar deals that are financed and installed by Clean Power Finance.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)    Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain informa-tion and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)
(b)	Basis of presentation and interim reporting
These interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2015 and 2014.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.
The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2016, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.  For the 12 months ended September 30, 2015, Just Energy reported gross margin of $662,226 (2014 - $541,987) and loss of $394,966 (2014 – profit of $181,946).
(c)	Principles of consolidation
The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2015. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.                ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the interim condensed consolidated financial statements are disclosed below.  Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments ("IFRS 9") was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the condensed consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 11, Amendments to IFRS 11 ("IFRS 11") Accounting for Acquisition of Interest requires an entity acquiring an interest in a joint operation in which the activity of the joint operation constitutes a business to apply, to the extent of its share, all of the principles on business combination accounting in IFRS 3, Business Combinations, and other IFRSs, that do not conflict with the requirements of IFRS 11. Furthermore, entities are required to disclose the information required in those IFRSs in relation to business combinations. The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by the entity to the joint operation on its formation. The amendments also clarify that for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business; previously held interests in the joint operation must not be remeasured if the joint operator retains joint control. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company does not expect this standard to have any impact on the condensed consolidated financial statements.

IFRS 15, Revenue Recognition ("IFRS 15") establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry.  The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities. The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the condensed consolidated financial statements.

IAS 16 and IAS 38, Property, Plant and Equipment and Intangible Assets ("IAS 16 and 38") Clarification of Acceptable Methods of Depreciation and Amortization clarify the principle in IAS 16 and 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Just Energy does not expect these amendments to have any impact on the condensed consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

5.        DISCONTINUED OPERATIONS

i)	National Home Services

On November 24, 2014, Just Energy closed the sale of 100% of its shares in National Home Services ("NHS") to Reliance Comfort Limited Partnership. The purchase price was $505,000, reduced by the outstanding debt balances, early termination charges and the settlement of the royalty.

The results of NHS are presented below:

	For the three months	For the six months
	ended September 30, 2014	ended September 30, 2014

Sales	$21,237	$41,947
Cost of sales	1,841	6,823
Gross margin	19,396	35,124

Expenses
Administrative, selling and operating expenses	13,977	24,795
Operating income	5,419	10,329
Finance costs	(5,242)	(10,565)
Profit (loss) from discontinued operations before income taxes	177	(236)
Provision for income taxes	8,308	8,149
LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$(8,131)	$(8,385)

Loss per share
Basic and diluted loss per share from discontinued operations	$(0.06)	$(0.06)

ii)	Commercial Solar

On November 5, 2014, Just Energy announced that it had closed the sale of its shares of Hudson Solar Corp. ("HES"), its Commercial Solar development business, to SunEdison, Inc. and its subsidiary, TerraForm Power Inc. The sale of HES resulted in the assumption or repayment by the purchaser of approximately US$33,000 in outstanding debt. Of the total sale price of US$22,900, Just Energy received approximately US$17,500 in cash, incurred approximately US$1,700 in costs and approximately US$6,800 is being held in escrow as indemnification to the buyer for certain liabilities. In addition, Just Energy is entitled to other consideration of approximately US$2,000 related to cash grants that have been filed and additional contingent consideration based on the Solar Renewable Energy Credit ("SREC") price and production of projects that were under construction as of the closing date.  The maximum amount of contingent consideration that can be earned is US$3,000. As at closing, Just Energy recorded an amount of US$1,500 relating to this contingent consideration. Changes in the fair value of the contingent consideration are recorded in the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments. As at September 30, 2015, the fair value of the contingent consideration was approximately US$1,959 and is included in other long-term assets.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The results of HES are presented below:

	For the three months	For the six months
	ended September 30, 2014	ended September 30, 2014
Sales	$2,028	$3,578
Cost of sales	-	-
Gross margin	2,028	3,578

Expenses
Administrative and operating expenses	6,319	8,245
Operating loss	(4,291)	(4,667)
Finance costs	(1,344)	(2,343)
Loss from discontinued operations before the undernoted	(5,635)	(7,010)
Change in fair value of derivative instruments	(8,482)	(29)
Other income	265	265
Impairment loss recognized on remeasurement to estimated fair value less costs to sell	(18,908)	(18,908)
Provision for income taxes	10	5
LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$(32,770)	$(25,687)

Loss per share
Basic and diluted loss per share from discontinued operations	$(0.20)	$(0.15)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)
6.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

 The following table illustrates gains (losses) related to Just Energy's derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	For the three	For the three	For the six months	For the six months
	months ended	months ended	ended	ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Change in fair value of derivative instruments

Physical forward contracts and options (i)	$(78,377)	$(71,430)	$5,900	$(124,455)
Financial swap contracts and options (ii)	(32,550)	(26,102)	23,324	(10,500)
Foreign exchange forward contracts	(1,146)	(1,780)	1,091	393
Share swap	2,616	(283)	3,502	(6,315)
Amortization of derivative financial instruments related to acquisitions	-	(1,212)	-	(2,404)
Liability associated with exchangeable shares and equity-based compensation	44	50	158	316
Eurobond conversion feature	(9,111)	3,871	(8,045)	13,856
Other derivative options	1,738	153	1,784	758
Change in fair value of derivative instruments	$(116,786)	$(96,733)	$27,714	$(128,351)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2015:

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Physical forward contracts (i)	$3,224	$589	$255,142	$201,759
Financial swap contracts (ii)	2,868	1,114	101,048	94,343
Foreign exchange forward contracts	-	-	1,284	-
Share swap	-	-	-	14,049
Eurobond conversion feature	-	-	-	14,936
Other derivative options	199	2,662	270	-
As at September 30, 2015	$6,291	$4,365	$357,744	$325,087

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the interim condensed consolidated financial statements as at March 31, 2015:

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Physical forward contracts (i)	$2,508	$119	$272,731	$174,495
Financial swap contracts (ii)	369	529	111,022	100,383
Foreign exchange forward contracts	-	-	2,375	-
Share swap	-	-	-	17,551
Eurobond conversion feature	-	-	-	6,891
Other derivative options	1,957	443	112	-
As at March 31, 2015	$4,834	$1,091	$386,240	$299,320

Below is a summary of the financial instruments classified through profit and loss as at September 30, 2015, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:
-	Electricity contracts with a total remaining volume of 37,501,817 MWh, a weighted average price of $54.89 and expiry dates up to August 31, 2021.
-	Natural gas contracts with a total remaining volume of 76,860,320 GJs, a weighted average price of $3.83 and expiry dates up to October 31, 2020.
-	Renewable energy certificates and emission reduction credit contracts with a total remaining volume of 10,388,878 MWh and 1,482,500 tonnes respectively, a weighted average price of $17.94/REC and $3.81/tonne, respectively, and expiry dates up to December 31, 2028.
-	Electricity generation capacity contracts with a total remaining volume of 8,517 MWCap, a weighted average price of $8,453.12/MWCap and expiry dates up to October 31, 2019.
(ii)   Financial swap contracts and options consist of:
-	Electricity contracts with a total remaining volume of 17,261,715 MWh, an average price of $46.61 and expiry dates up to December 31, 2020.
-	Natural gas contracts with a total remaining volume of 139,361,149 GJs, an average price of $4.20/GJ and expiry dates up to June 30, 2020.
-	Electricity generation capacity contracts with a total remaining volume of 150 MWCap, a weighted average price of $12,023.48/MWCap and expiry dates up to April 30, 2017.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets' balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with the Company's restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value as other non-current financial liabilities on the interim condensed consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value ("FV") hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange ("NYMEX") financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark-to-market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy's contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price.  The Eurobond conversion feature is valued using an option pricing model.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the six months ended September 30, 2015 or year ended March 31, 2015.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2015:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$10,656	$10,656
Derivative financial liabilities	-	(71,625)	(611,206)	(682,831)
Total net derivative liabilities	$-	$(71,625)	$(600,550)	$(672,175)

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2015:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$5,925	$5,925
Derivative financial liabilities	-	(55,711)	(629,849)	(685,560)
Total net derivative liabilities	$-	$(55,711)	$(623,924)	$(679,635)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:
(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12-15 month forward curve,
(ii) discount for counterparty non-performance risk up to 5%, and
(iii) discount rate in the range of 6% to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the six months ended September 30, 2015 and the year ended March 31, 2015:

	September 30, 2015	March 31, 2015
Balance, beginning of period	$(623,924)	$67,166
Total gains/(losses)	(153,602)	(336,308)
Purchases	(50,328)	(347,062)
Sales	1,665	46,662
Settlements	225,639	(54,382)
Balance, end of period	$(600,550)	$(623,924)

(b)  Classification of non-derivative financial assets and liabilities

As at September 30, 2015 and March 31, 2015, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Long-term debt recorded at amortized cost has a fair value as at September 30, 2015 of $728,985 (March 31, 2015 - $664,874) and the interest payable on outstanding amounts is at rates that vary with bankers' acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $324 million, $100 million and US$150 million convertible debentures, which are fair valued based on market value; and
(ii)	the fair value of the $105 million senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.
The $324 million, $100 million and US$150 million convertible debentures are classified as Level 1 and the $105 million senior unsecured note is classified as Level 2 in the FV hierarchy.

(c)  Management of risks arising from financial instruments
            The risks associated with Just Energy's financial instruments are as follows:

         (i)                          Market risk
Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.
Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. and U.K. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy's income, as a portion of Just Energy's income is generated in U.S. dollars and is subject to currency fluctuations. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months and between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.
With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the six months ended September 30, 2015, assuming that all the other variables had remained constant, profit for the period would have been $287 higher/lower and other comprehensive income (loss) would have been $14,903 lower/higher.
Interest rate risk
Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy's current exposure to interest rates does not economically warrant the use of derivative instruments. The Company's exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $21 in income before income taxes for the six months ended September 30, 2015 (2014 – $651).
Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.
Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the six months ended September 30, 2015 would have increased (decreased) by $257,668 ($256,217) primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the six months ended September 30, 2015 would have increased (decreased) by $234,432 ($233,088) primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

(ii) Credit risk
Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.
Customer credit risk
In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2015	March 31, 2015

Current	$134,574	$146,044
1 – 30 days	39,213	40,911
31 – 60 days	13,290	11,116
61 – 90 days	7,870	6,140
Over 91 days	58,348	46,277
	$253,295	$250,488

Changes in the allowance for doubtful accounts were as follows:

	September 30, 2015	September 30, 2014

Balance, beginning of period	$58,314	$60,997
Allowance reclassified as held for sale	-	(1,282)
Provision for doubtful accounts	36,231	27,046
Bad debts written off	(22,877)	(17,461)
Other	(3,333)	(3,007)
Balance, end of period	$68,335	$66,293

In the remaining markets, the local distribution companies ("LDCs") provide collection services and assume the risk of any bad debts owing from Just Energy's customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2015, the estimated counterparty credit risk exposure amounted to $10,656 representing the risk relating to the Company's derivative financial assets.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.
The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy's financial liabilities as at September 30, 2015:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1-3 years	4-5 years	years
Trade and other payables	$505,599	$505,599	$505,599	$-	$-	$-
Long-term debt*	685,451	729,190	-	529,015	200,175	-
Derivative instruments	682,831	4,008,312	1,976,174	1,674,665	311,540	45,933
	$1,873,881	$5,243,101	$2,481,773	$2,203,680	$511,715	$45,933

As at March 31, 2015:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1-3 years	4-5 years	years
Trade and other payables	$510,470	$510,470	$510,470	$-	$-	$-
Long-term debt*	676,503	723,433	23	328,420	394,990	-
Derivative instruments	685,560	4,074,637	2,167,000	1,596,187	274,187	37,263
	$1,872,533	$5,308,540	$2,677,493	$1,924,607	$669,177	$37,263
* Included in long-term debt are the $324,015 and $100,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at September 30, 2015, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$48,365	$77,286	$12,935	$-

(iv)   Supplier risk
Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $2,211 to accommodate for its counterparties' risk of default.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.      ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2015

Foreign
currency
translation
adjustments
Balance, beginning of period	$56,393
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(12,151)
Balance, end of period	$44,242

For the six months ended September 30, 2014

Foreign
currency
translation
adjustments
Balance, beginning of period	$71,997
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(874)
Balance, end of period	$71,123

8.	SHAREHOLDERS' CAPITAL

 Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders' capital as at September 30, 2015, with comparatives as at March 31, 2015, are as follows:

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Six months ended		Year ended
Issued and outstanding	September 30, 2015		March 31, 2015
	Shares	Amount	Shares	Amount

Balance, beginning of period	146,559,176	$1,063,423	143,751,476	$1,033,557
Share-based awards exercised	355,314	3,165	2,203,869	26,272
Dividend reinvestment plan	-	-	603,831	3,594
Balance, end of period	146,914,490	$1,066,588	146,559,176	$1,063,423

        Dividend reinvestment plan
Under Just Energy's dividend reinvestment plan ("DRIP"), Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury, as was the case, and not purchased on the open market. Just Energy suspended the DRIP program effective January 1, 2015.

9.	LONG-TERM DEBT AND FINANCING

	September 30, 2015	March 31, 2015
Credit facility (a)	$-	$-
Less: Debt issue costs (a)	(3,420)	-
$105 million senior unsecured note (b)	105,000	$105,000
Less: Debt issue costs (b)	(4,394)	(5,051)
$330 million convertible debentures (c)	309,558	310,083
$100 million convertible debentures (d)	92,519	91,445
US$150 million convertible bonds (e)	186,188	175,003
Capital leases (f)	-	23
	685,451	676,503
Less: Current portion	-	(23)
	$685,451	$676,480

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

$105 million senior unsecured note (b)	$-	$105,000	$-	$-	$105,000
$330 million convertible debentures (c)	-	324,015	-	-	324,015
$100 million convertible debentures (d)	-	100,000	-	-	100,000
US$150 million convertible bonds (e)	-	-	200,175	-	200,175
	$-	$529,015	$200,175	$-	$729,190

The following table details the finance costs for the three and six months ended September 30. Interest is expensed at the effective interest rate.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Credit facility (a)	$1,680	$3,846	$3,152	$7,851
$105 million senior unsecured note (b)	2,892	2,856	5,775	5,704
$330 million convertible debentures (c)	7,019	6,729	13,739	13,392
$100 million convertible debentures (d)	1,974	1,931	3,948	3,861
US$150 million convertible bonds (e)	3,980	3,255	7,700	6,501
Capital lease interest (f)	-	3	-	6
Unwinding of discount on provisions	96	80	183	156
	$17,641	$18,700	$34,497	$37,471

(a)	On September 2, 2015, Just Energy announced the successful renegotiation of its credit facility, resulting in an increase of its line to $277.5 million, compared with the previous availability of $210 million. The extension of the credit facility was for an additional three years until September 1, 2018. The syndicate of lenders under the new credit facility consists of Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches and Canadian Western Bank.

Interest is payable on outstanding loans at rates that vary with Bankers' Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers' Acceptances and LIBOR advances at stamping fees of 3.40%. Prime rate advances are at a rate of interest of bank prime plus 2.40% and letters of credit are at a rate of 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at September 30, 2015, the Canadian prime rate was 2.70% and the U.S. prime rate was 3.75%. As at September 30, 2015 and March 31, 2015, no amount has been drawn against the facility but total letters of credit outstanding as at September 30, 2015 amounted to $136,941  (March 31, 2015 - $134,813).  As at September 30, 2015, the unamortized debt issue costs relating to the facility are $3,420 (March 31, 2015 - nil).  As at September 30, 2015, Just Energy has $140,559  of the facility remaining for future working capital and security requirements.  Just Energy's obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and collateralized by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2015, the Company was compliant with all of these covenants.

(b)	In December 2012, Just Energy issued $105 million in senior unsecured notes ("$105 million senior unsecured note") bearing interest at 9.75% and maturing in June 2018. As at September 30, 2015, unamortized debt issue costs were $4,394. These costs will be charged to operations as finance costs over the term of the debt. The $105 million senior unsecured note is subject to certain financial and other covenants. As at September 30, 2015, all of these covenants had been met.

In conjunction with the covenant requirements associated with the issuance of the $105 million senior unsecured note, the following represents select financial disclosure for the "Restricted Subsidiaries" as defined within the Note Indenture, which excludes the U.K. operations.

	Six months ended	Six months ended
	September 30, 2015	September 30, 2014

Sales	$1,845,430	$1,641,857
Gross margin	298,532	244,545
Finance costs	34,495	37,471
Profit (loss) for the year	45,244	(150,762)
Non-cash financing costs	7,360	7,407
Share-based compensation	2,720	4,270
Income tax paid	(6,515)	(2,114)
Dividends paid from unrestricted subsidiaries	-	-

(c)	In May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the "$330 million convertible debentures"). The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share. During the six months ended September 30, 2015, interest expense amounted to $ 13,739 . The $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days' and not less than 40 days' prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

During the three and six months ended September 30, 2015, the Company purchased and retired $3,260 and $4,486 (2014 - nil), respectively, of these convertible debentures.  During the quarter, the Company paid $3,257 (2014 - nil), reducing the net book value by $3,095 (2014 - nil) and the loss was recorded as an increase to interest expense.  As at September 30, 2015, the face value of this debenture was $324,015 (March 31, 2015 - $328,501).

(d)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the "$100 million convertible debentures"), which was used to fund an acquisition. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. Prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(e)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the "$150 million convertible bonds"). The $150 million convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year with a maturity date of July 29, 2019. The Company incurred transaction costs of $5,508 and has shown these costs net of the $150 million convertible bonds.
A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a Conversion Right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.
As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the $150 million convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the $150 million convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the $150 million convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. As at September 30, 2015, the fair value of this conversion feature is US$11,192 and is included in other non-current financial liabilities.
(f)	The Company, through its subsidiaries, leased certain computer and office equipment and software. These financing arrangements bear interest at a rate of 9% and matured during the prior fiscal year.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.	INCOME TAXES

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Current income tax expense	$2,221	$3,076	$4,340	$3,711
Deferred tax expense (recovery)	(11,419)	(12,056)	8,309	(6,989)
Provision for (recovery of) income taxes	$(9,198)	$(8,980)	$12,649	$(3,278)

11.	OTHER EXPENSES
(a)	Other operating expenses

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Amortization of electricity contracts	$-	$1,746	$-	$3,463
Amortization of other intangible assets	3,826	7,985	8,733	15,765
Amortization of property, plant and equipment	919	928	1,756	1,821
Bad debt expense	18,597	14,018	36,231	27,046
Share-based compensation	1,376	2,727	2,722	4,275
	$24,718	$27,404	$49,442	$52,370

(b) Included in change in fair value of derivative instruments

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Amortization of electricity contracts	$-	$1,212	$-	$2,404

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c) Employee benefits expense

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Wages, salaries and commissions	$57,261	$49,949	$106,592	$101,128
Benefits	6,388	6,892	14,275	13,616
	$63,649	$56,841	$120,867	$114,744

12.	REPORTABLE BUSINESS SEGMENTS

Just Energy's reportable segments include the following: Consumer Energy and Commercial Energy.  During fiscal 2015, NHS was classified as held for sale and the sales of NHS and HES were finalized in November 2014 (see Note 5).
Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following tables present Just Energy's results by operating segments:

For the three months ended September 30, 2015

	Consumer	Commercial		Commercial
	division	division	Home services	Solar	Consolidated

Sales	$560,351	$526,905	$-	$-	$1,087,256
Gross margin	121,320	45,835	-	-	167,155
Amortization of property, plant
and equipment	860	59	-	-	919
Amortization of intangible assets	3,483	343	-	-	3,826
Administrative expenses	31,730	8,564	-	-	40,294
Selling and marketing expenses	41,280	23,968	-	-	65,248
Other operating expenses	17,439	2,534	-	-	19,973
Operating profit (loss) for the
period	$26,528	$10,367	$-	$-	$36,895
Finance costs	(7,575)	(10,066)	-	-	(17,641)
Change in fair value of derivative
instruments	(105,020)	(11,766)	-	-	(116,786)
Other income (loss)	734	(658)	-	-	76
Recovery of income taxes	(7,406)	(1,792)	-	-	(9,198)
Loss from continuing operations	$(77,927)	$(10,331)	$-	$-	$(88,258)
Profit (loss) for the period	$(77,927)	$(10,331)	$-	$-	$(88,258)
Capital expenditures	$1,063	$531	$-	$-	$1,594

For the three months ended September 30, 2014

	Consumer	Commercial		Commercial
	division	division	Home services	Solar	Consolidated

Sales	$465,081	$453,179	$-	$-	$918,260
Gross margin	90,945	41,570	-	-	132,515
Amortization of property, plant
and equipment	873	55	-	-	928
Amortization of intangible assets	3,794	5,937	-	-	9,731
Administrative expenses	29,145	9,101	-	-	38,246
Selling and marketing expenses	31,804	21,284	-	-	53,088
Other operating expenses	13,204	3,541	-	-	16,745
Operating profit for the
period	$12,125	$1,652	$-	$-	$13,777
Finance costs	(13,331)	(5,369)	-	-	(18,700)
Change in fair value of derivative
instruments	(101,673)	4,940	-	-	(96,733)
Other income (loss)	(100)	(1,479)	-	-	(1,579)
Recovery of income taxes	(6,420)	(2,560)	-	-	(8,980)
Profit from continuing operations	(96,559)	2,304	-	-	(94,255)
Discontinued operations	-	-	(8,142)	(32,759)	(40,901)
Profit (loss) for the period	$(96,559)	$2,304	$(8,142)	$(32,759)	$(135,156)
Capital expenditures	$334	$166	$3,713	$6,146	$10,359

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2015

	Consumer	Commercial	Home	Commercial
	division	division	services	Solar	Consolidated

Sales	$1,044,780	$975,491	$-	$-	$2,020,271
Gross margin	237,797	80,265	-	-	318,062
Amortization of property, plant
and equipment	1,645	111	-	-	1,756
Amortization of intangible assets	6,004	2,729	-	-	8,733
Administrative expenses	59,669	18,223	-	-	77,892
Selling and marketing expenses	78,683	49,346	-	-	128,029
Other operating expenses	34,059	4,894	-	-	38,953
Operating profit (loss) for the
period	$57,737	$4,962	$-	$-	$62,699
Finance costs	(15,267)	(19,230)	-	-	(34,497)
Change in fair value of derivative
instruments	34,251	(6,537)	-	-	27,714
Other income (loss)	(1,369)	(485)	-	-	(1,854)
Provision for income taxes	9,457	3,192	-	-	12,649
Profit (loss) for the period	$65,895	$(24,482)	$-	$-	$41,413
Capital expenditures	$1,761	$880	$-	$-	$2,641
Total goodwill	$143,814	$139,761	$-	$-	$283,575
Total assets	$633,087	$648,722	$-	$-	$1,281,809
Total liabilities	$1,477,288	$454,943	$-	$-	$1,932,231

For the six months ended September 30, 2014

	Consumer	Commercial	Home	Commercial
	division	division	services	Solar	Consolidated

Sales	$896,050	$843,259	$-	$-	$1,739,309
Gross margin	180,742	75,163	-	-	255,905
Amortization of property, plant
and equipment	1,712	109	-	-	1,821
Amortization of intangible assets	7,330	11,898	-	-	19,228
Administrative expenses	53,825	17,437	-	-	71,262
Selling and marketing expenses	64,429	43,866	-	-	108,295
Other operating expenses	25,250	6,071	-	-	31,321
Operating profit (loss) for the
period	$28,196	$(4,218)	$-	$-	$23,978
Finance costs	(26,705)	(10,766)	-	-	(37,471)
Change in fair value of derivative
instruments	(127,874)	(477)	-	-	(128,351)
Other income (loss)	132	(1,564)	-	-	(1,432)
Recovery of income taxes	(2,315)	(963)	-	-	(3,278)
Profit (loss) from continuing operations	(123,936)	(16,062)	-	-	(139,998)
Discontinued operations	-	-	(8,396)	(25,676)	(34,072)
Profit (loss) for the period	$(123,936)	$(16,062)	$(8,396)	$(25,676)	$(174,070)
Capital expenditures	$1,501	$750	$8,158	$8,334	$18,743
As at March 31, 2015
Total goodwill	$140,869	$136,899	$-	$-	$277,768
Total assets	$741,803	$556,638	$-	$-	$1,298,441
Total liabilities	$1,355,917	$581,346	$-	$-	$1,937,263

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Sales from external customers
	For the three months ended Sept 30, 2015	For the three months ended Sept 30, 2014	For the six months ended Sept 30, 2015	For the six months ended Sept 30, 2014

Canada	$107,835	$126,380	$241,528	$265,053
United States	884,493	749,813	1,605,788	1,397,608
United Kingdom	94,928	42,067	172,955	76,648
Total sales per interim condensed consolidated statements of income (loss)	$1,087,256	$918,260	$2,020,271	$1,739,309

The sales are based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:
	As at September 30, 2015	As at March 31, 2015
Canada	$194,391	$194,318
United States	183,297	177,358
United Kingdom	520	650
Total	$378,208	$372,326

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

13.            EARNINGS (LOSS) PER SHARE

	For the three	For the three	For the six		For the six
	months ended	months ended	months ended		months ended
	September 30,	September 30,	September 30,		September 30,
	2015	2014	2015		2014
Basic earnings (loss) per share
Profit (loss) from continuing operations available to shareholders	$(91,721)	$(96,773)	$35,191		$(142,105)
Profit (loss) available to shareholders	$(91,721)	$(134,836)	$35,191		$(172,405)
Basic number of shares outstanding	146,834,950	145,115,503	146,719,259		144,615,771
Basic earnings (loss) per share from continuing operations available to shareholders	$(0.62)	$(0.67)	$0.24		$(0.98)
Basic earnings (loss) per share available to shareholders	$(0.62)	$(0.93)	$0.24		$(1.19)

Diluted earnings (loss) per share
Profit (loss) from continuing operations available to shareholders	$(91,721)	$(96,773)	$35,191		$(142,105)
Profit (loss) available to shareholders	$(91,721)	$(134,836)	$35,191		$(172,405)
Adjustment for dilutive impact of convertible debentures	16,231 [1]	5,976 [1]	24,649	[1]	7,391 [1]
Adjusted earnings (loss) from continuing operations available to shareholders	$(75,490)	$(90,797)	$59,840		$(134,714)
Adjusted earnings (loss) available to shareholders	$(75,490)	$(128,860)	$59,840		$(165,014)
Basic number of shares outstanding	146,834,950	145,115,503	146,719,259		144,615,771
Dilutive effect of:
Restricted share grants	3,162,967 [1]	3,133,847 [1]	3,306,046		3,153,136 [1]
Deferred share grants	104,592 [1]	158,968 [1]	177,693		168,914 [1]
Convertible debentures	39,745,767 [1]	39,933,526 [1]	39,787,948	[1]	39,933,526 [1]
Shares outstanding on a diluted basis	189,848,276	188,341,844	189,990,946		187,871,347
Diluted earnings (loss) per share from continuing operations available to shareholders	$(0.62)	$(0.67)	$0.23		$(0.98)
Diluted earnings (loss) per share available to shareholders	$(0.62)	$(0.93)	$0.23		$(1.19)
[1]The assumed conversion into shares results in an anti-dilutive position, therefore, these items have not been included in the computation of dilutive loss per share.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

14.	DIVIDENDS PAID

For the three months ended September 30, 2015, a dividend of $0.125 (2014 - $0.125) per share was declared by Just Energy. This dividend amounted to $18,701 (2014 - $18,622), which was approved by the Board of Directors and paid out on September 30, 2015. For the six months ended September 30, 2015, dividends of $0.25 (2014 - $0.335) per share were declared and paid by Just Energy. This amounted to $37,400 (2014 - $49,555), which was approved by the Board of Directors and paid out during the period.

15.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2015

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$6,490	$10,038	$6,704	$9,582	$32,814
Long-term gas and electricity contracts	1,976,174	1,674,665	311,540	45,933	4,008,312
	$1,982,664	$1,684,703	$318,244	$55,515	$4,041,126

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long‑term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2015 amounted to $60,125.
As at September 30, 2015, Just Energy had total letters of credit outstanding in the amount of $136,941 (Note 9(a)).

16.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period's interim condensed consolidated financial statements.

.